EURONAV AGM THURSDAY MAY 19th, 2022 Filed by Euronav NV This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 Subject Company: Euronav NV (Commission File No. 001-36810) Date: May 19, 2022

FORWARD LOOKING STATEMENTS Matters discussed in this presentation may constitute forward-looking statements under U.S. federal securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the Company’s current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, the delivery of vessels, the outlook for tanker shipping rates, general industry conditions future operating results of the Company’s vessels, capital expenditures, expansion and growth opportunities, bank borrowings, financing activities and other such matters, are forward-looking statements. Although the Company believes that its expectations stated in this presentation are based on reasonable assumptions, actual results may differ from those projected in the forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their obligations to us, the strength of the world economies and currencies, general market conditions, including changes in tanker vessel charter hire rates and vessel values, changes in demand for tankers, changes in our vessel operating expenses, including dry-docking, crewing and insurance costs, or actions taken by regulatory authorities, ability of customers of our pools to perform their obligations under charter contracts on a timely basis, potential liability from future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. We undertake no obligation to publicly update or revise any forward looking statement contained in this presentation, whether as a result of new information, future events or otherwise, except as required by law. In light of the risks, uncertainties and assumptions, the forward looking events discussed in this presentation might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

AGENDA AND SPEAKERS Hugo De Stoop, CEO 2021 Review Key achievements & accomplishments Financial & operational results Navigating the current challenges in the crude oil tanker market Brian Gallagher, Head of IR and Communications Tanker Market Outlook Market outlook Positioning Euronav to benefit from turning market Euronav’s strategy: Focus on large crude oil carriers Hugo De Stoop, CEO Decarbonisation Euronav’s vision & strategy Sustainability credentials Roadmap to net zero by 2050 Frontline merger Lieve Logghe, CFO Strategic Positioning Leverage & Liquidity Balance Sheet & Income Statement Outlook

Review of 2021 Hugo De Stoop, CEO

EURONAV TODAY FOCUSED CRUDE OIL TANKER COMPANY WITH SOLID LIQUIDITY POSITION Business Overview Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil Headquartered in Antwerp, Belgium Offices throughout Europe and Asia Listed on Euronext Brussels and NYSE (Ticker: EURN) Leading VLCC/Suezmax platform Fleet employed both on the spot and period markets VLCCs on the spot market trades in the Tankers International Pool (of which Euronav is one of the major partners) Owned and operated fleet consists of 2 V-Plus vessels, 39 VLCCs, 26 Suezmaxes FSO 2x vessels on long term contract to 2032  Enlarged fleet to provide a better service to its customers on a global basis Euronav’s Strategy Euronav’s core strategy is focused on large crude oil tankers with a strong emphasis on ESG A standalone value enhancement plan has been approved by Euronav’s Supervisory Board and is in the process of being implemented In addition to the standalone plan, Euronav reaffirms the strong incremental value creation in the announced combination with Frontline through various synergy levers Robust financial structure to navigate the cycle Equity ratio 2021 mix fixed & spot FIXED SPOT Time Charter TI Pool Storage Spot Operational leverage through majority of fleet trading in the spot market 2021

2021 – MOST CHALLENGING FREIGHT MARKET IN OVER 30 YEARS Demand for crude yet to return to pre-Covid levels of consumption Oversupply of vessels in key markets persisted throughout 2021 OPEC+ supply rises only met target in 3 months out of 12 Iranian illicit trade negatively impacts the VLCC market Quarterly rates during 2021 compared with market averages 1990-2020 Source: Clarksons, Euronav

KEY ACCOMPLISHMENTS OVER PAST 18 MONTHS FLEET REJUVENATION FINANCING ENHANCED CHALLENGING MARKETS NAVIGATED SUSTAINABILITY PLATFORM SIGNIFICANTLY DEVELOPED KEY MERGER TO DRIVE SECTOR CONSOLIDATION 15 Vessels transacted Reduced fleet age to 8.1 years Diversification of funding with USD 200 million bond issue 41% funding now sustainability linked Lowest freight rate market in over 30 years Maintained minimum dividend USD 12c for investors CDP B Rating Net Zero objective by 2050 Sustainability ratings best in class Frontline proposal will bring investible market cap and clear sector leader New platform with potential to grow further

Tanker Market Outlook Brian Gallagher, Head of IR and Communications

RUSSIAN DISLOCATION POSITIVE FOR TANKERS Russian barrels pre-Ukraine were largely seaborne EU likely to swap out Russian oil for M-East & Atlantic barrels Aframax Suezmax Russian crude exports to EU 2.5m bpd Exports to Asia 1.7m bpd Exports to USA 0.3m bpd TOTAL 4.5m bpd Aframax Suezmax VLCC Russian crude exports to EU 0.5m bpd Exports to Asia 2.8m bpd TOTAL 3.3m bpd Atlantic to EU 0.8m bpd Middle East to EU 0.8m bpd Source: Braemar, Euronav

SHORT TERM SIGNALS – PICKING UP

Recycling picking up…but not in VLCC yet

Source: Clarksons


VLCC
Suezmax
Aframax
0
2
4
6
8
10
12
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22
Apr-22

VLCC monthly cargoes hit highest since April 2020

Source: Fearnley


VLCC global loadings
160
170
180
190
200
210
220
230
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22
Apr-22

US Crude Exports up 41% or 1mbpd since January 2022

Source: Bloomberg


K bpd US crude exports 4 wk average
2000
2200
2400
2600
2800
3000
3200
3400
3600
Jan-22
Feb-22
Mar-22
Apr-22

Russian dislocation centred on Aframax & Suezmax

Source: Clarksons


Russian owned % of tanker fleets
7.50 %
2.10 %
0.50 %
0%
1%
2%
3%
4%
5%
6%
7%
8%
Aframax fleet
Suezmax fleet
VLCC fleet

10

MEDIUM TERM FUNDAMENTALS – VERY SUPPORTIVE

Orderbook shrinking & Recycle candidates increasing

Source: Clarksons



Recycling Candidates > 20 years
Orderbook as % fleet
20
18
16
14
12
10
8
6
4
2
0
6%
5%
4%
3%
2%
1%
0%
Q2 22
Q3 22
Q4 22
Q1 23
Recycling Candidates VLCC
Recycling Candidates Suezmax
Orderbook VLCC
Orderbook Suezmax

New build prices high & rising deterring contracting

Source: Fearnley



Current price conventional Eco-VLCC NB price $115m
Requires $47k per day for 10% IRR
Required VLCC rate to make 10% IRR
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
80
85
90
95
100
105
110
115
120
125
130
135
140
145
150
155
VLCC new build price

**Assuming 20 year, 10% WACC, Scrap $17m, OPEX+G&A $10k/d*

11

FUNDAMENTALS TO DRIVE IMPROVEMENT IN TANKER MARKETS REGULATION INCREASE RETURNING CRUDE CONSUMPTION CONSOLIDATION CRUDE STILL KEY TO ENERGY TRANSITION Highly regulated industry to ensure that all vessels are safe to use for the crew, the cargo and the environment Crude oil consumption continues to slowly increase after plunging in 2020 Achieve meaningful scale to meet challenges and opportunities related to the energy transition Oil will remain a core energy source as the world still needs energy security

GLOBAL FLEET AGE AT 20 YEAR HIGHS

TANKER ORDERBOOKS AT 25 YEAR LOWS

Strategic positioning Lieve Logghe, CFO

Competitive Operational Platform* Strong liquidity with low leverage Young fleet age & best in class decarbonisation platform * $ Per day per vessel Source: Euronav, BCG Source: Company accounts Source: Bloomberg, Clarksons EURONAV PLATFORM – READY FOR THE UPCYCLE Consolidation focus with proposed merger with Frontline for 2022 Progressive tanker decarbonisation approach with detailed net zero target 2050 Average fleet age reduced 1 Jan 2021 9.0 years 1 Jan 2022 8.3 years

STRONG FINANCIAL BALANCE SHEET To improve our financial transparency and comparability vs. competition, the following adjustments have been made: Depreciation policy adapted (residual value) Reclassification -> Challenging year for crude tanker markets throughout 2021 2021 2020 REVENUES EBITDA NET INCOME CONTRIBUTION PER SHARE 419.8 103.7 (338.8) (1.68) 1,210.3 899.4 473.2 2.25 In million USD / USD per share Income Statement In million USD Balance sheet – December 2021 vs. 2020 Balance Sheet 44561 44196 (in $ million) CASH - Cash and cash equivalents Cash and cash equivalents 152.5 161.5 Other current assets 306.89999999999998 290.39999999999998 Long term assets: New Buildings 181.3 207.1 Vessels 2,967.8 2,865.3 Other long term assets 159.99999999999972 162.9 Total assets 3768.4999999999995 3687.2000000000003 Current Liabilities 321 203.6 Long Term Debt 1,479.1000000000001 1,155.9000000000001 Other Long Term Liabilities 7.7999999999999545 15.9 Equity 1,960.6 2,311.8000000000002 Total Liabilities And Stockholders' Equity 3768.5 3687.2000000000003

EURONAV PLATFORM – READY FOR THE UPCYCLE… AGAIN

Disciplined approach to manage markets with 2-year liquidity runway

Strong Governance applied

Fleet Rejuvenation

Consolidation opportunity

Tanker markets are cyclical – Euronav disciplined consolidation timing

Source: Clarksons



Maersk 2013/14
Gener8 2017
Frontline 2022
60,000
55,000
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
1 year TC VLCC rate 12m average
115
110
105
100
95
90
85
80
VLCC resale $m 12m average
Jan-2011
Jan-2012
Jan-2013
Jan-2014
Jan-2015
Jan-2016
Jan-2017
Jan-2018
Jan-2019
Jan-2020
Jan-2021
Jan-2022
Consolidation
12m average 1 yr TC
12m average resale VLCC

18

Demand for Oil Supply of Oil Vessel Supply Ton miles Euronav Balance sheet No Change Change from Q4 21 No Change No Change China lockdown & Fall out from Russia-Ukraine cuts forecasts US exports rising but OPEC+ rises sporadic Dislocation from Russian situation driving change Encouraging No new orders for 9 months Loan To Value 50% Liquidity $614 million No Change UPGRADE CONCLUSION – OUTLOOK CONTINUES TO SEQUENTIALLY IMPROVE – TON MILES UPGRADE * End 2021 figure

Decarbonisation Hugo De Stoop, CEO

EURONAV’S PATHWAY TO DECARBONISATION 2027 First vessel capable of running on zero-emission fuels in our orderbook/fleet 2024 Carbon neutrality at roundtrip via lower carbon fuels 2030 40% lower CO2 intensity at fleet level vs. 2008 2040 At least 80% less CO2 intensity at fleet level vs. 2008 Net Zero in sight 2050 Net Zero CO2 emissions 2022 TI pool to offer carbon neutral voyages via offsetting SWITCH & SCALE-UP REDUCE & INVEST Less Energy used Cleaner Energy used

EURONAV IS SET TO DELIVER NET ZERO BY 2050 BUT AIMS TO ACHIEVE TARGET EVEN EARLIER 02 01 03 04 Oil still has a critical role to play in the energy transition Fossil fuels will decrease on a relative basis … … but oil will remain a core energy source as the world still needs energy volume and security The shipping sector holds a pivotal position in the current energy transition It is actually the most efficient means of transportation Opportunity for the sector to partner on decarbonisation Euronav built solid sustainability credentials with the best-in-class ESG ratings Decarbonisation is a key component of our company’s DNA which is best ranked by major ESG rating agencies Reached disclosure objectives and now focuses on reduction targets 40% decarbonisation by 2030, with net zero for 2050 Euronav’s Initiatives to deliver 40% CO2 cuts by 2030 v 2008 baseline   Post 2030 the company’s investment in technology will achieve net zero by 2050

Frontline merger Hugo De Stoop, CEO

THE COMBINATION OF EURONAV AND FRONTLINE CREATES A GLOBAL LEADER IN CRUDE TANKERS The combination of two listed industry players will create a leader in the crude tanker shipping space, which would encompass ~7% of the VLCC and ~8% of the Suezmax global fleets Combination Considerations The combination will create a leading player in the crude tanker space with various potential synergy levers By joining forces, both companies stand to benefit from economies of scale and synergies, and benefit from potential TI Pool integration Enhance Euronav’s position as a leading global benchmark public tanker operator Potential benefits include index inclusion, increased share liquidity, broker coverage and enhancing share price reaction to positive market-wide news Significant synergies anticipated: Cost synergies: savings related to Opex, G&A and financing Revenue synergies to augment upside Potential upwards P/NAV re-rating of the combined company as it becomes the reference stock in the crude tanker shipping space Opportunity to re-evaluate strategy and company policies towards a best-in-class model

THE COMBINATION OF EURONAV AND FRONTLINE CREATES A GLOBAL LEADER IN CRUDE TANKERS Fleet Composition and Key KPIs(1) Pro Forma Key Financials 2021 Net revenue $311m $337m $648m Adj. EBITDA(3) $85m $158m $244m Employees(4) ~200 ~79 ~279 DWT 18.8m 13.2m 32.0m 144 74 70 VLCC(5) Suezmax Other MergeCo MergeCo(2) Source: company information Includes new buildings, bareboats, charter-ins and latest fleet developments (vessel disposals and acquisitions) No synergies included Frontline EBITDA figures adjusted to IFRS-16 accounting standard to facilitate a like-for-like comparison Onshore employees Including V-Plus Vessels

Q&A

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